Exhibit 99.1

News

IMMEDIATE	13 October 2005

Royal & SunAlliance becomes Chile’s number one general insurer through the acquisition of Cruz del Sur

Royal & Sun Alliance Insurance Group plc announces the acquisition of Chile’s leading general insurance business Compañia de Seguros Generales Cruz del Sur S.A. and its Argentinean sister company La República Compañía Argentina de Seguros Generales S.A. for $119m (£68m) payable in cash.

The combination of Cruz del Sur and Royal & SunAlliance creates Chile’s number one general insurance company with a 22% market share. Cruz del Sur’s 2004 gross written premiums were $195m (£102m), its gross assets were $166m (£86m) and its combined ratio was 95.8%. Chile has a stable and developed insurance market and the acquisition is in line with the Group’s strategic aim of building strong positions in selected markets to deliver sustainable profitable performance.

Simon Lee, Chief Executive of Royal & SunAlliance International Businesses, said “We have developed a strong Latin American portfolio which has been built through a combination of organic growth and acquisitions. This deal combines the technical expertise of Royal & SunAlliance with the distribution of Cruz del Sur. It positions us well for growth and generates significant operational synergies. In Chile it creates a powerful and dynamic market leader whilst in Argentina the transaction further extends our geographic reach.”

The transaction is subject to regulatory approvals and other conditions.

--ENDS-

Issued by Royal & Sun Alliance Insurance Group plc, 9th Floor, 1 Plantation Place, 30 Fenchurch Street London EC3M 3BD +44 (0)20 7111 7134

For further information:

Analysts		Press

Andrew Wigg		Oliver Strong
Simon Moyse (Finsbury)

Tel:	+44 (0) 20 7111 7138	Tel:	+44 (0) 20 7111 7327
		Tel:	+44 (0) 20 7251 3801

Notes to Editors
1.	Royal & SunAlliance has been active in South America since 1905 and is one of the largest foreign insurers in the region, with seven operations in eight countries -Argentina, Brazil, Chile, Colombia, Mexico, Netherlands Antilles, Uruguay and Venezuela. Net written premiums were £108m in first half of 2005 with double digit growth and the combined ratio was 94.5%.
2.	Royal & SunAlliance has operated in the Chilean general insurance market since 1905. In 2004 it had a 6.4% share of the general insurance market.
3.	Cruz del Sur has Chile’s largest branch network with 25 offices, selling through brokers and tied agents. It predominantly focuses on accident, motor and property and has a 15.8% share of the Chilean general insurance market.
4.	The Chilean insurance market grew at 12.8% per annum (2000–2004). Penetration rates at 4% are the highest in Latin America.
5.	La Republica specialises in personal motor and in 2004 had gross written premiums of $23m (£13m) and gross assets of $35m (£19m).
6.	Gross assets and net written premiums are stated on a local GAAP basis and converted at relevant closing exchange rate.
7.	Assuming an exchange rate of £1 = US 1.75, which was the rate at 12 October 2005.

Important Disclaimer
This press release contains forward looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. The forward looking statements are based on management’s current expectations or beliefs as well as a number of assumptions about future events, and are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward looking statements. The forward looking statements in this press release relate to the management and the future prospects of the Chilean and Argentinean insurance markets. The acquisition is subject to the government authorisations and approvals. The Company does not assume any obligation to update any forward looking statements, whether as a result of new information, future events or otherwise.

Issued by Royal & Sun Alliance Insurance Group plc, 9th Floor, 1 Plantation Place, 30 Fenchurch Street London EC3M 3BD +44 (0)20 7111 7134